

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2010

Ms. Sharon C. Kaiser
Chief Financial Officer
Cornerstone Healthcare Plus REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614

   Re: Cornerstone Healthcare Plus REIT, Inc.
       Form 10-K for the year ended December 31, 2009
       Form 10-Q for the quarter ended March 31, 2010
       File No. 000-53969

Dear Ms. Kaiser:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Cicely L. LaMothe
         Accounting Branch Chief